Filed pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 1 DATED MAY 31, 2013

TO THE PROSPECTUS DATED MAY 31, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 31, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	updated information with respect to our real properties and real estate-related debt and securities;

•	updated selected information regarding our operations;

•	updated information regarding our capitalization;

•	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

•	the components of our NAV calculation as of March 31, 2013 and updated certain historical NAV information;

•	updated quantitative and qualitative disclosures about market risk;

•	updated information regarding Comerica Bank Tower;

•	a correction to our net tangible book value per share; and

•	updated experts information.

DPF-PRO-SUP1-MAY13

INVESTMENTS IN REAL PROPERTIES AND REAL ESTATE-RELATED DEBT AND SECURITIES

Our long-term investment strategy includes diversification across multiple dimensions, including investment type (i.e. real properties and real estate-related debt and securities), property type (e.g. office, industrial, retail, etc.) and geography. We believe that a diversified investment portfolio may potentially offer investors significant benefits for a given level of risk relative to a more concentrated invested portfolio. However, we cannot assure you that we will attain our long-term investment objectives. Over time, we expect our portfolio allocations to become more consistent with our long-term diversification strategy. The following series of charts illustrates our investment portfolio allocations as of March 31, 2013.

The chart below describes the diversification of our investment portfolio across real estate investment type. Percentages in the chart correspond to the fair value as of March 31, 2013.

The chart below describes the diversification of our investment portfolio across real property type. Percentages in the chart correspond to the fair value as of March 31, 2013.

Through our investments in real property and real estate-related investments, we also seek diversification across multiple geographic regions located in the United States. The chart below shows the current allocations of our investments across geographic regions within the continental United States, as defined by the National Council of Real Estate Investment Fiduciaries (“NCREIF”), for our operating real property and debt-related investments. Percentages in the chart correspond to our fair value as of March 31, 2013. As of March 31, 2013, our real property investments were geographically diversified across 31 markets throughout eight regions. Our debt-related investments were located in seven additional markets resulting in a combined portfolio allocation across 38 markets and eight regions.

Real Properties

The following table describes our operating properties as of March 31, 2013, by market (dollar amounts and square footage amounts in thousands).

Market	Number of Properties	Gross Investment Amount (1)	Net Rentable Square Feet	Secured Indebtedness	% of Gross Investment Amount	% of Total Net Rentable Square Feet	% Leased (2)
Office Properties:
Dallas, TX	6	$284,800	2,685	$194,971	10.2%	14.2%	78.5%
Washington, DC	3	282,467	878	61,052	10.0%	4.6%	99.5%
Northern New Jersey	2	248,475	807	133,469	8.8%	4.2%	100.0%
Los Angeles, CA	4	154,414	557	49,155	5.5%	2.9%	80.1%
East Bay, CA	2	151,264	465	—	5.4%	2.4%	100.0%
Denver, CO	3	119,012	528	32,530	4.2%	2.8%	99.4%
Silicon Valley, CA	3	79,910	373	45,765	2.8%	2.0%	74.0%
Chicago, IL	3	58,633	401	29,239	2.1%	2.1%	85.5%
Princeton, NJ	1	51,163	167	34,643	1.8%	0.9%	100.0%
Miami, FL	1	48,182	240	19,617	1.7%	1.3%	100.0%
Austin, TX	1	44,978	156	20,303	1.6%	0.8%	100.0%
Philadelphia, PA	1	39,548	173	24,000	1.4%	0.9%	77.5%
Minneapolis/St Paul, MN	1	29,403	107	—	1.0%	0.6%	100.0%
New England	1	23,216	132	—	0.8%	0.7%	100.0%
Little Rock, AR	1	22,015	102	13,650	0.8%	0.5%	100.0%
Fayetteville, AR	1	11,695	63	—	0.4%	0.3%	100.0%

Total Office: 34 properties, 16 markets with average annual rent of $20.86 per sq. ft.	34	1,649,175	7,834	658,394	58.5%	41.2%	88.7%

Industrial Properties:
Central PA	3	70,813	1,110	40,458	2.5%	5.9%	100.0%
Houston, TX	1	41,338	465	18,771	1.5%	2.4%	100.0%
Dallas, TX	2	38,599	646	23,000	1.4%	3.4%	100.0%
Minneapolis/St Paul, MN	3	36,299	472	15,460	1.3%	2.5%	100.0%
Chicago, IL	2	33,123	765	18,219	1.2%	4.0%	100.0%
Atlanta, GA	2	30,149	616	5,280	1.1%	3.2%	100.0%
Central Kentucky	1	25,823	727	11,725	0.9%	3.8%	100.0%
Louisville, KY	4	25,599	735	8,394	0.9%	3.9%	100.0%
Cleveland, OH	1	23,805	230	8,794	0.8%	1.2%	100.0%
Indianapolis, IN	1	22,266	475	12,000	0.8%	2.5%	84.2%
Columbus, OH	2	21,590	451	11,743	0.8%	2.4%	100.0%
Charlotte, NC	1	21,175	472	14,800	0.8%	2.5%	100.0%
Sacramento, CA	1	20,053	396	19,150	0.7%	2.1%	100.0%
Cincinnati, OH	2	20,200	349	8,866	0.7%	1.8%	100.0%
Philadelphia, PA	1	8,319	129	6,050	0.3%	0.7%	93.8%
Denver, CO	1	6,232	85	2,830	0.2%	0.4%	100.0%

Total Industrial: 28 properties, 16 markets with average annual rent of $3.68 per sq. ft.	28	445,383	8,123	225,540	15.9%	42.7%	99.0%

Retail Properties:
New England	25	435,910	1,933	111,883	15.5%	10.3%	92.7%
Philadelphia, PA	1	103,928	423	67,800	3.7%	2.2%	99.3%
Washington, DC	1	62,469	233	38,243	2.2%	1.2%	98.3%
Raleigh, NC	1	45,103	142	26,200	1.6%	0.7%	100.0%
San Antonio, TX	1	32,050	161	21,500	1.1%	0.8%	89.4%
Pittsburgh, PA	1	23,540	103	16,000	0.8%	0.5%	85.4%
Jacksonville, FL	1	19,464	73	—	0.7%	0.4%	54.8%

Total Retail: 31 properties, seven markets with average annual rent of $15.39 per sq. ft.	31	722,464	3,068	281,626	25.6%	16.1%	93.0%

Grand Total/Weighted Average	93	$2,817,022	19,025	$1,165,560	100.0%	100.0%	93.8%

(1)	“Gross Investment Amount” as used here and throughout this document represents the investment amount reported for purposes of U.S. Generally Accepted Accounting Principles, before accumulated depreciation and amortization. Gross Investment Amount for real property (i) includes the effect of intangible lease liabilities of approximately $124.5 million as of March 31, 2013 and (ii) excludes accumulated depreciation and amortization on assets of approximately $513.5 million as of March 31, 2013. Amounts reported for debt-related investments represent our net accounting basis of the debt investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums, and deferred charges, and (iii) allowances for loan loss of approximately $3.0 million as of March 31, 2013.
(2)	Percentage leased is based on commenced leases as of March 31, 2013.

Net Operating Income

The following table illustrates the historic net operating income derived from our investments in real properties by property type for the three months ended March 31, 2013 and the year ended December 31, 2012 (amounts in thousands).

	For the Three Months ended March 31, 2013				For the Year Ended December 31, 2012
	Office	Industrial	Retail	Total	Office	Industrial	Retail	Total
Rental Revenue (1)	$43,932	$7,166	$14,067	$65,165	$174,510	$33,394	$57,937	$265,841
Rental Expenses	(11,925)	(1,251)	(3,584)	(16,760)	(42,887)	(6,710)	(11,964)	(61,561)

Net Operating Income	$32,007	$5,915	$10,483	$48,405	$131,623	$26,684	$45,973	$204,280

(1)	Rental revenues include adjustments as defined by GAAP such as straight-line rent adjustments and above and below market rent amortization. In addition, rental revenues include percentage rents, operating expense reimbursements and other miscellaneous items.

We consider net operating income, or NOI, to be an appropriate supplemental financial performance measure because NOI reflects the specific operating performance of our real properties and debt-related investments and excludes certain items that are not considered to be controllable in connection with the management of each property, such as gains on the disposition of securities, other-than-temporary impairment, gains and losses related to provisions for losses on debt-related investments, gains or losses on derivatives, acquisition related expenses, losses on extinguishment of debt and financing commitments, interest income, depreciation and amortization, general and administrative expenses, asset management fees, interest expense and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance as a whole, since it does exclude such items that could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our NOI to our reported net loss and our net loss attributable to common stockholders for the three months ended March 31, 2013 and the year ended December 31, 2012 (amounts in thousands).

	For the Three Months Ended March 31, 2013	For the Year Ended December 31, 2012
Net operating income	$48,405	$204,280
Debt related investment income	2,735	9,409
Interest and other income	79	1,364
Depreciation and amortization expense	(29,659)	(128,280)
General and administrative expenses	(2,601)	(8,247)
Asset management fees, related party	(3,684)	(17,659)
Acquisition-related expenses net of other (losses) gains	—	(325)
Interest expense	(20,927)	(93,023)
Impairment of real estate property	—	(5,700)
Loss on extinguishment of debt and financing commitments	(270)	(5,650)
Discontinued operations, net of taxes	56	21,460
Net loss attributable to noncontrolling interests	499	110

Net loss attributable to common stockholders	$(5,367)	$(22,261)

Our primary source of funding for our property-level operating expenses and debt service payments is rent collected pursuant to our tenant leases. Our properties are generally leased to tenants for terms ranging from three to ten years. As of March 31, 2013, the weighted average remaining term of our leases was approximately 7.8 years, based on contractual remaining base rent, and 4.8 years, based on leased square footage. The following is a schedule of expiring leases for our consolidated operating properties by annualized base rent and square footage as of March 31, 2013 and assuming no exercise of lease renewal options (dollar amounts and square footage in thousands).

	Lease Expirations
Year	Number of Leases Expiring	Annualized Base Rent (1)%		Square Feet	%
2013 (2)	91	$8,389	3.7%	1,003	5.6%
2014	102	18,147	8.1%	2,315	13.0%
2015	92	18,544	8.3%	2,230	12.5%
2016	67	28,315	12.7%	1,954	11.0%
2017 (3)	56	55,800	25.0%	3,303	18.5%
2018	49	11,880	5.3%	2,373	13.3%
2019	38	18,008	8.1%	874	4.9%
2020	32	9,164	4.1%	515	2.9%
2021	12	11,360	5.1%	716	4.0%
2022	15	7,008	3.1%	482	2.7%
Thereafter	49	36,824	16.5%	2,074	11.7%

Total	603	$223,439	100.0%	17,839	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of leases in place as of March 31, 2013, based on their respective non-cancellable terms.
(2)	Includes leases that are on a month-to-month basis at annualized amounts.
(3)	Includes approximately $22.5 million annualized base rent and 594,000 square feet attributable to a lease with Charles Schwab & Co., Inc. (“Charles Schwab”) at one of our office properties located in New Jersey which expires in September 2017. Charles Schwab has subleased all of this area to various other sub-tenants. Approximately $7.0 million and 201,000 square feet are subject to lease agreements which expire subsequent to December 31, 2017. The leases with subtenants will become our direct tenants upon expiration of our lease with Charles Schwab.

The following table describes our top ten tenants and their industry sectors as of March 31, 2013 (dollar and square footage amounts in thousands).

Tenant	Locations	Industry Sector	Annualized Rental Revenue (1)	% of Total Annualized Rental Revenue	Square Feet	% of Total Portfolio Square Feet
Charles Schwab & Co., Inc	1	Securities, Commodities, Fin. Inv./Rel. Activities	$22,530	10.3%	594	3.5%
Northrop Grumman	2	Professional, Scientific and Technical Services	17,162	7.9%	699	4.1%
Sybase, Inc.	1	Publishing Information (except Internet)	16,618	7.6%	405	2.4%
Stop & Shop	15	Food and Beverage Stores	13,656	6.3%	872	5.1%
Ceva Freight/Logistics	3	Truck Transportation	5,194	2.4%	790	4.7%
Flextronics International	2	Computer and Electronic Product Manufacturing	5,152	2.4%	614	3.6%
Novo Nordisk	1	Miscellaneous Manufacturing	4,265	1.9%	167	1.0%
Comerica Bank	1	Credit Intermediation and Related Activities	4,042	1.8%	198	1.2%
Crawford and Company	1	Insurance Carriers and Related Activities	3,836	1.8%	240	1.4%
Nokia Siemens Networks US LLC	1	Telecommunications	3,821	1.7%	294	1.7%

Total	28		$96,276	44.1%	4,873	28.7%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of March 31, 2013.

The following table describes our top ten industry sectors as of March 31, 2013 (dollar and square footage amounts in thousands).

Industry Sector	Number of Leases	Annualized Base Rent (1)	% of Annualized Base Rent	Occupied Square Feet	% of Occupied Square Feet
Professional, Scientific and Technical Services	106	$37,503	16.8%	1,946	10.9%
Securities, Commodities, Fin. Inv./Rel. Activities	27	25,801	11.5%	754	4.2%
Food and Beverage Stores	34	22,266	10.0%	1,499	8.4%
Publishing Information (except Internet)	3	17,152	7.7%	431	2.4%
Insurance Carriers and Related Activities	22	10,975	4.9%	727	4.1%
Computer and Electronic Product Manufacturing	9	10,237	4.6%	998	5.6%
Miscellaneous Manufacturing	10	8,348	3.7%	1,173	6.6%
Credit Intermediation and Related Activities	39	7,877	3.5%	328	1.8%
Truck Transportation	5	5,850	2.6%	973	5.5%
Miscellaneous Store Retailers	17	5,691	2.5%	954	5.3%
All Others	331	71,739	32.2%	8,056	45.2%

Total	603	$223,439	100.0%	17,839	100.0%

(1)	Annualized base rent represents the annualized monthly base rent of executed leases as of March 31, 2013.

Debt-Related Investments

The following table describes our debt-related investments in more detail as of March 31, 2013 (dollar amounts in thousands).

Investment Type	Number of Investments as of March 31, 2013	Property Type	Market	Net Investment as of March 31, 2013 (1)	Weighted Average
					Yield (2)	Maturity in Years (3)
Mortgage notes	14	Office/Hospitality/Industrial/Retail	Various (4)	$158,040	6.6%	2.5
B-note (5)	1	Office	San Diego, CA	—	0.0%	0.0
Mezzanine debt	1	Office	Washington, D.C.	7,429	17.0%	3.3

Total	16			$165,469	6.9%	2.5

(1)	Amounts reported for debt-related investments represent our net accounting basis of the debt investments, which includes (i) unpaid principal balances, (ii) unamortized discounts, premiums and deferred charges and (iii) allowances for loan loss of approximately $3.0 million as of March 31, 2013.
(2)	Weighted average yield is calculated on an unlevered basis using the amount invested, current interest rates and accretion of premiums or discounts realized upon the initial investment for each investment type as of March 31, 2013. Yields for LIBOR-based, floating-rate investments have been calculated using the one-month LIBOR rate as of March 31, 2013 for purposes of this table. We have assumed a yield of zero on the debt-related investments for which we have recognized a full allowance for loss as of March 31, 2013.
(3)	Reflects the contractual loan term as of March 31, 2013. Certain of these debt-related investments have extension options that may be exercised by the borrower.
(4)	As of March 31, 2013, we held mortgage note investments in the following markets: Washington D.C.; Honolulu, HI; New York, NY; St. Louis, MO; Denver, CO; Sarasota, FL; Columbus, OH; State College, PA; Tampa, FL; St. Paul/Minneapolis, MN; San Antonio, TX; Colorado Springs, CO; and Philadelphia, PA.
(5)	We have recorded a complete provision for loan loss on our B-note debt-related investment as of March 31, 2013.

Borrowings

The following table describes our borrowings as of March 31, 2013 (dollar amounts in thousands).

	Weighted Average Stated Interest Rate as of March 31, 2013	Outstanding Balance as of March 31, 2013 (1)	Gross Investment Amount Securing Borrowings as of March 31, 2013
Fixed rate mortgages (2)	5.8%	$1,156,710	$2,064,975
Floating rate mortgages (3)	4.0%	8,850	15,259

Total mortgage notes	5.8%	1,165,560	2,080,234
Repurchase facilities	2.7%	112,397	158,041

Total other secured borrowings	2.7%	112,397	158,041

Total secured borrowings	5.5%	1,277,957	2,238,275

Line of credit	2.2%	55,000	N/A
Term loan	2.2%	270,000	N/A

Total unsecured borrowings	2.2%	325,000	N/A

Total borrowings	4.8%	$1,602,957	$2,238,275

(1)	Amounts presented are net of (i) fair value adjustment to mortgages carried at fair value of $55.0 million as of March 31, 2013, (ii) unamortized discounts to the face value of our outstanding fixed-rate mortgages of $2.4 million as of March 31, 2013, and (iii) GAAP principal amortization related to troubled debt restructurings of $911,000 as of March 31, 2013.
(2)	Includes $85.0 million classified as liabilities held for sale in the accompanying balance sheet as of March 31, 2013.
(3)	As of March 31, 2013, floating-rate mortgage notes were subject to an interest rate spread of 3.75% over one-month LIBOR.

The following table reflects our contractual debt maturities as of March 31, 2013, specifically our obligations under mortgage note agreements and other secured borrowings (dollar amounts in thousands).

	As of March 31, 2013
	Mortgage Notes and Other Secured Borrowings		Unsecured Borrowings		Total
Year Ending December 31,	Number of Borrowings Maturing	Outstanding Balance (2)	Number of Borrowings Maturing	Outstanding Balance (3)	Outstanding Balance (4)
2013 (1)	1	$75,224	0	$—	$75,224
2014	4	150,728	0	—	150,728
2015	5	129,452	0	—	129,452
2016	14	325,443	1	55,000	380,443
2017	9	476,466	0	—	476,466
2018	0	4,999	1	270,000	274,999
2019	0	5,292	0	—	5,292
2020	1	157,944	0	—	157,944
2021	0	1,707	0	—	1,707
2022	1	1,663	0	—	1,663
Thereafter	2	7,408	0	—	7,408

Total	37	$1,336,326	2	$325,000	$1,661,326

(1)	One of our repurchase facilities with an aggregate outstanding principal balance as of March 31, 2013 of approximately $62.3 million has an initial maturity before December 31, 2013. This borrowing has extension options beyond December 31, 2013. Borrowings that are subject to extension options are also subject to certain lender covenants and restrictions that we must meet to extend the initial maturity date. We currently believe that we will qualify for and expect to exercise these extension options. However, we cannot guarantee that we will meet the requirements to extend the borrowing upon initial maturity. In the event that we do not qualify to extend the borrowing, we expect to repay it with proceeds from new borrowings.

(2)	Outstanding balance represents expected cash outflows for contractual amortization and scheduled balloon payment maturities (including the Comerica Bank Tower Mortgage balloon payment due in January 2017), and does not include (i) the fair value adjustment on mortgage notes carried at fair value, (ii) the mark-to-market adjustment on assumed debt, and (iii) the GAAP principal amortization of our restructured mortgage note that does not reduce the contractual amount due of the related mortgage note as of March 31, 2013.
(3)	Unsecured borrowings presented include (i) revolving credit facility draws totaling $55.0 million which mature during 2016, subject to two one-year extension options, and (ii) term loan borrowings of $270.0 million which mature in 2018.
(4)	As of March 31, 2013, our mortgage notes and secured borrowings are secured by interests in real properties and debt investments totaling approximately $2.2 billion.

SELECTED INFORMATION REGARDING OUR OPERATIONS

Selected Financial Data

The following table presents selected historical consolidated financial information for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and for the three months ended March 31, 2013 and 2012; and balance sheet information as of December 31, 2012, 2011, 2010, 2009 and 2008 and as of March 31, 2013 and 2012. The selected historical consolidated financial information presented below has been derived from our consolidated financial statements. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2012, which are included in our Annual Report on Form 10-K for the year ended December 31, 2012 and for the period ended March 31, 2013, which are included in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, each of which are incorporated by reference into the Prospectus. The amounts in the table are in thousands except per share data.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010 (1)	2009	2008
Statement of Operations Data:
Total revenue (2)	$67,900	$63,628	$275,250	$258,668	$211,269	$138,734	$114,163
Total operating expenses, excluding acquisition-related expenses and gains and losses on real property, debt related investments, and real estate securities	(52,704)	(49,493)	(215,747)	(197,413)	(158,952)	(51,748)	(42,260)
Acquisition-related expenses net of other gains	—	(299)	(325)	(610)	(18,185)	(4,936)	—
Impairments and provisions for loss on real property, real estate-related debt investments and real estate securities (3)	—	—	(5,700)	(26,406)	(6,665)	(30,480)	(192,724)
Interest expense	(20,927)	(20,211)	(93,023)	(89,045)	(75,140)	(52,316)	(40,917)
Loss from continuing operations (4)	(5,922)	(7,734)	(43,831)	(52,280)	(8,093)	(47,794)	(180,924)
Discontinued operations, net of tax (5)	56	(1,605)	21,460	(12,286)	(14,314)	713	(2,808)
Net (loss) income	(5,866)	(9,339)	(22,371)	(64,566)	(22,407)	(47,081)	(183,732)
Net loss (income) attributable to noncontrolling interests	499	849	110	6,886	1,705	2,296	7,346
Net (loss) income attributable to common stockholders	$(5,367)	$(8,490)	$(22,261)	$(57,680)	$(20,702)	$(44,785)	$(176,386)
Comprehensive (Loss) Income Data:
Net (loss) income	$(5,866)	$(9,339)	$(22,371)	$(64,566)	$(22,407)	$(47,081)	$(183,732)
Net unrealized change from available-for-sale securities	—	(376)	(1,426)	1,260	(28,864)	36,153	63,411
Net unrealized change from cash flow hedging derivatives	646	744	3,963	2,837	2,499	16,380	(11,822)
Total other comprehensive income	646	368	2,537	4,097	(26,365)	52,533	51,589
Comprehensive (loss) income	$(5,220)	$(8,971)	$(19,834)	$(60,469)	$(48,772)	$5,452	$(132,143)
Per Share Data:
Net (loss) income per basic and diluted common share:
Continuing operations	$(0.03)	$(0.04)	$(0.22)	$(0.26)	$(0.04)	$(0.26)	$(1.25)
Discontinued operations	$—	$(0.01)	$0.10	$(0.05)	$(0.07)	$0.00	$(0.01)
Common Stock Distributions:
Common stock distributions declared	$15,639	$22,908	$84,258	$105,704	$110,430	$104,366	$84,023
Common stock distributions declared per share	$0.0875	$0.1250	$0.4625	$0.5750	$0.6000	$0.6000	$0.6000
Other Information:
Weighted average number of common shares outstanding:
Basic	178,792	183,270	181,982	183,813	184,215	174,006	140,106
Diluted	192,927	199,419	197,244	197,377	193,773	181,109	144,533
Number of common shares outstanding at end of period	177,344	182,225	178,128	182,331	182,717	182,839	159,029
Number of diluted shares outstanding at end of period	191,260	198,041	192,303	198,529	195,529	189,842	165,530
Balance Sheet Data:
Real estate, before accumulated depreciation	$2,705,979	$2,851,596	$2,819,550	$2,724,684	$2,858,307	$1,685,572	$1,445,763
Total assets	$2,598,544	$2,698,198	$2,659,254	$2,670,419	$2,999,207	$2,362,991	$2,123,578
Total debt obligations	$1,517,957	$1,541,092	$1,619,452	$1,481,503	$1,592,780	$840,966	$734,880
Total liabilities	$1,786,645	$1,736,754	$1,817,727	$1,671,150	$1,842,233	$1,090,405	$963,712
Cash Flow Data:
Net cash provided by operating activities	$17,452	$19,303	$94,487	$94,342	$50,200	$51,221	$60,266
Net cash provided by (used in) investing activities	$14,979	$3,501	$(39,465)	$89,457	$(1,297,007)	$(245,114)	$(127,254)
Net cash (used in) provided by financing activities	$(32,510)	$(93,745)	$(146,597)	$(138,911)	$815,580	$168,466	$315,567
Supplemental Information:
FFO attributable to common stockholders (3)(6)	$21,443	$19,869	$82,851	$65,237	$83,728	$7,944	$(128,584)
Company-defined FFO attributable to common stockholders (6)	$21,694	$21,483	$88,402	$90,680	$76,686	$52,819	$56,728

(1)	In June 2010, we completed the purchase of a portfolio of 32 office and industrial properties for a total purchase price of approximately $1.4 billion, effectively doubling the value and size of our real property portfolio. Related to this purchase, we incurred incremental borrowings of approximately $858.6 million and acquisition costs of $18.2 million.
(2)	Includes equity-in-earnings from an unconsolidated joint venture of approximately $941,000, $2.2 million, and $586,000 for the years ended December 31, 2010, 2009 and 2008, respectively.
(3)	Impairments and provisions for loss on real property, debt-related investments and real estate securities include (i) real property impairment of $5.7 million during 2012, (ii) provisions for loan loss, net of reversals, of $23.0 million, $1.3 million, and $17.3 million during 2011, 2010 and 2009, respectively, and (iii) other than temporary impairment on securities of $3.4 million, $5.4 million, $13.1 million, and $192.7 million during 2011, 2010, 2009 and 2008 respectively.
(4)	Loss from continuing operations and FFO attributable to common stockholders includes (i) realized gain on the disposition of securities of $39.9 million during 2010, (ii) loss on derivatives of $8.0 million and $11.7 million during 2009 and 2008, respectively, and (losses) gains on extinguishment of debt of ($5.7) million, ($5.1) million and $9.3 million in 2012, 2010 and 2008, respectively.
(5)	Discontinued operations, net of tax, for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 represents the results of operations and any gains or losses upon the disposition directly attributable to all properties disposed as of December 31, 2012, comprising (i) three properties disposed of during 2012, (ii) five properties disposed of during 2011, (iii) 13 properties disposed of during 2010, including 12 operating properties and one property that we had previously held an interest in as a mezzanine lender, and (iv) one property disposed of during 2008. Discontinued operations, net of tax for the three months ended March 31, 2013 and 2012 represents the results of operations and any gains or losses upon the disposition directly attributable to all properties disposed or classified as held for sale as of March 31, 2013, and includes the results of (i) seven properties classified as held for sale as of March 31, 2013, and subsequently disposed, and (ii) one property disposed of during the three months ended March 31, 2013.
(6)	Funds from Operations (FFO) and Company-Defined FFO are defined, reconciled to GAAP net income, and discussed below in “How We Measure Our Performance—Funds From Operations.”

Share Redemptions

As of March 31, 2013, we have not received any redemption requests under our Class A, Class W and Class I share redemption program. With respect to our share redemption program for Class E shares, the program imposes greater restrictions on the amount of Class E shares that can be redeemed in any given quarter compared with our share redemption program for Class A, Class W and Class I shares. As a result of such restrictions, coupled with higher demand for redemptions, we have honored Class E share redemption requests on a pro rata basis since March 2009, being unable to satisfy all requests.

Below is a summary of common stock redemptions pursuant to the Class E share redemption program for each quarter during 2012 and the first quarter of 2013. We have not redeemed any Class A, Class W or Class I shares pursuant to the Class A, Class W and Class I share redemption program to date.

For the Quarter Ended:	Total Number of Share Redemption Requests Received	Total Number of Shares Redeemed	Percentage of Redemption Requests Redeemed	Percentage of Redemption Requests Redeemed on a Pro Rata Basis	Average Price Paid per Share
March 31, 2013	14,978	1,721	11.5%	8.7%	$6.79
December 31, 2012	14,770	1,693	11.5%	7.8%	6.70
September 30, 2012	16,745	4,223	25.2%	20.4%	6.64
June 30, 2012	12,886	827	6.4%	1.0%	8.45
March 31, 2012	11,853	1,545	13.0%	5.3%	8.45

Total	71,232	10,009	14.1%	9.3%	$7.11

(1)	Redemptions in connection with a stockholder’s death or disability are not redeemed pro rata.

Furthermore, during the second quarter of 2012, we redeemed approximately 895,000 Class E shares pursuant to an issuer tender offer for a purchase price of $6.00 per share.

Distribution Information

On March 15, 2013, our board of directors authorized a quarterly distribution of $0.0875 per share of common stock for the second quarter of 2013, subject to adjustment for class-specific expenses, although it reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distribution will be payable to stockholders of record as of the close of business on each day during the period, from April 1, 2013 through and including June 30, 2013, prorated for the period of ownership. Distributions on our shares accrue daily.

In the prior five quarters, our board of directors authorized quarterly distributions for our stockholders equal to $0.125 per share for the first, second and third quarters of 2012, and a quarterly distribution equal to $0.0875 per share for the fourth quarter of 2012 and the first quarter of 2013, subject to adjustment for class-specific expenses. We paid these distributions on April 16, 2012, July 24, 2012, October 16, 2012, January 16, 2013, and April 16, 2013, respectively.

The following table sets forth relationships between the amounts of total distributions, including distributions to noncontrolling interests, declared for such period and the amount reported as cash flow from operations in accordance with GAAP for each quarter during 2012 and the first quarter of 2013. All authorized distributions reduce our NAV, including those funded with borrowings.

Three Months Ended:	Paid in Cash	% Paid in Cash	Reinvested in Shares	% Reinvested in Shares	Total	Cash Flow from Operations (1)	% Funded with Cash Flows from Operations (1)	Borrowings (2)	% Funded with Borrowings	Total
March 31, 2012	16,468	65%	8,845	35%	25,313	19,303	76%	6,010	24%	25,313
June 30, 2012	17,019	67%	8,545	33%	25,564	23,171	91%	2,393	9%	25,564
September 30, 2012	16,823	68%	8,052	32%	24,875	24,857	100%	18	0%	24,875
December 31, 2012	11,618	68%	5,505	32%	17,123	27,156	100%	—	0%	17,123
March 31, 2013	11,728	69%	5,389	31%	17,117	17,452	100%	—	0%	17,117

Total	$73,656	67%	$36,336	33%	$109,992	$111,939	100%	$—	0%	$109,992

(1)	Commencing on January 1, 2009, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings and as a deduction to our cash from operations. In addition, we incurred such acquisition-related expenses, net of other gains, of approximately $299,000, $24,000, $0, $2,000, and $0 during the three months ended March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, and March 31, 2013, respectively. See “Selected Information Regarding Our Operations—How We Measure Our Performance” for a discussion of acquisition-related expenses, net of other gains, and its impact on our cash flow from operations.
(2)	For purposes of this table, we presented the amounts funded from borrowings by subtracting the amount reported for cash flow from operations in accordance with GAAP from the total amount of distributions declared for such period.

NAREIT-defined FFO and Company-Defined FFO (as defined below in “—How We Measure Our Performance”) are operating metrics and should not be used as liquidity measures. However, management believes the relationship between NAREIT-defined FFO and Company-Defined FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. During the three months ended March 31, 2013, NAREIT-defined FFO was approximately 135.2% of our total distributions. For a discussion of NAREIT-defined FFO and Company-Defined FFO and their inherent limitations, see “—How We Measure Our Performance” below.

How We Measure Our Performance

Funds From Operations

FFO Definition (“FFO”)

We believe that FFO, as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), is a meaningful supplemental measure of our operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expense. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that consists of net income (loss), calculated in accordance with GAAP, plus real estate-related depreciation and amortization and impairment of depreciable real estate, less gains (or losses) from dispositions of real estate held for investment purposes.

The following unaudited table presents a reconciliation of FFO to net income (loss) for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008 (amounts in thousands, except per share information).

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Reconciliation of net earnings to FFO:
Net loss attributable to common stockholders	$(5,367)	$(8,490)	$(22,261)	$(57,680)	$(20,702)	$(44,785)	$(176,386)
Add (deduct) NAREIT-defined adjustments:
Real estate depreciation and amortization expense	30,523	31,003	129,116	126,890	98,635	57,834	52,313
(Gain) loss on real estate property dispositions	(1,213)	328	(21,108)	(13,588)	10,627	—	—
Impairment of real property	—	—	5,700	23,500	3,900	—	—
Noncontrolling interests’ share of net loss	(499)	(849)	(110)	(6,886)	(1,705)	(2,296)	(7,346)
Noncontrolling interests’ share of FFO	(2,001)	(2,123)	(8,486)	(6,999)	(7,027)	(2,809)	2,836

FFO attributable to common shares-basic	21,443	19,869	82,851	65,237	83,728	7,944	(128,583)
FFO attributable to dilutive OP units	1,695	1,751	6,947	4,810	4,660	363	(4,691)

FFO attributable to common shares-diluted	$23,138	$21,620	$89,798	$70,047	$88,388	$8,307	$(133,274)

FFO per share-basic and diluted	0.12	0.11	0.46	0.35	0.45	0.05	(0.92)

Weighted average number of shares outstanding
Basic	178,792	183,270	181,982	183,813	184,215	174,006	140,106

Diluted	192,927	199,419	197,244	197,377	193,773	181,109	144,533

Company-Defined FFO

As part of its guidance concerning FFO, NAREIT has stated that the “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” As a result, modifications to FFO are common among REITs as companies seek to provide financial measures that meaningfully reflect the specific characteristics of their businesses. In addition to the NAREIT definition of FFO and other GAAP measures, we provide a Company-Defined FFO measure that we believe is helpful in assisting management and investors assess the sustainability of our operating performance. As described further below, our Company-Defined FFO presents a performance metric that adjusts for items that we do not believe to be related to our ongoing operations. In addition, these adjustments are made in connection with calculating certain of the Company’s financial covenants including its interest coverage ratio and fixed charge coverage ratio and therefore we believe this metric will help our investors better understand how certain of our lenders view and measure the financial performance of the Company and ultimately its compliance with these financial covenants. However, no single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations.

Our Company-Defined FFO is derived by adjusting FFO for the following items: gains and losses on real estate securities, gains and losses associated with provisions for loss on debt-related investments, acquisition-related expenses, gains and losses on derivatives and gains and losses associated with extinguishment of debt and financing commitments. Management’s evaluation of our future operating performance excludes these items based on the following economic considerations:

Gains and losses on real estate securities and provision for loss on debt-related investments—Our investment strategy does not include purchasing and selling real properties, real estate securities or debt-related investments for purposes of generating short-term gains. Rather, our strategy is focused on longer term investments while generating current income. As such, management believes any gains or losses generated from the sale or impairment of any of our real estate securities or debt-related investments are not related to our ongoing operations. Management believes that providing a performance metric based primarily on income generated from the portfolio, absent the effects of gains and losses and impairments, to be a useful metric providing for a better indication of the sustainability of our operating performance for management and investors.

Acquisition-related expenses—For GAAP purposes, expenses associated with the acquisition of real property, including acquisition fees paid to our Advisor and gains or losses related to the change in fair value of contingent consideration related to the acquisition of real property, are recorded to earnings. We believe by excluding acquisition-related expenses, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance, because these types of expenses are directly correlated to our investment activity rather than our ongoing operating activity.

Gains and losses on derivatives—Gains and losses on derivatives represent the gains or losses on the fair value of derivative instruments that are not accounted for as hedges of the underlying financing transactions. Such gains and losses may be due to the nonoccurrence of forecasted financings or ineffectiveness due to changes in the expected terms of financing transactions. As these gains or losses relate to underlying long-term assets and liabilities, where we are not speculating or trading assets, our management believes that any such gains or losses are not related to our ongoing operations. Further, adjustments to gains and losses on interest rate hedges are adjustments made to net income in calculating cash flows provided by (used in) operating activities. The Advisor manages its interest rate and hedging risk on a day-to-day basis with oversight by the Issuer’s board of directors, including its independent directors. We believe by excluding anticipated gains or losses on derivatives, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

Gains and losses on extinguishment of debt and financing commitments—Gains and losses on extinguishment of debt and financing commitments represent gains or losses incurred as a result of the early retirement of debt obligations and breakage costs and fees incurred related to rate lock agreements with prospective lenders. Such gains and losses may be due to dispositions of assets, the repayment of debt prior to its contractual maturity or the nonoccurrence of forecasted financings. Our management believes that any such gains or losses are not related to our ongoing operations. Accordingly, we believe by excluding gains and losses on extinguishment of debt and financing commitments, Company-Defined FFO provides useful supplemental information for management and investors when evaluating the sustainability of our operating performance.

We also believe that Company-Defined FFO allows investors and analysts to compare the performance of our portfolio with other REITs that are not currently affected by the adjusted items. In addition, as many other REITs adjust FFO to exclude the items described above, we believe that our calculation and reporting of Company-Defined FFO may assist investors and analysts in comparing our performance with that of other REITs. However, because Company-Defined FFO excludes items that are an important component in an analysis of our historical performance, such supplemental measure should not be construed as a complete historical performance measure and may exclude items that have a material effect on the value of our common stock.

The following unaudited table presents a reconciliation of Company-Defined FFO to FFO for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008 (amounts in thousands, except per share information).

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Reconciliation of FFO to Company-Defined FFO:
FFO attributable to common shares-basic	21,443	19,869	82,851	65,237	83,728	7,944	(128,583)
Add (deduct) our adjustments:
Gain on disposition of securities	—	—	—	—	(39,870)	—	—
Other-than-temporary impairment and related amortization on securities	—	—	—	3,495	7,351	16,407	191,791
Provision for loss on debt-related investments	—	—	—	23,037	1,278	17,339	—
Acquisition-related expenses (gains)	—	299	325	610	18,185	4,936	—
(Gain) loss on derivatives	—	12	19	85	245	7,998	11,673
Loss on extinguishment of debt and financing commitments	270	1,446	5,675	95	5,094	—	(9,309)
Noncontrolling interests’ share of FFO	2,001	2,123	8,486	6,999	7,027	2,809	(2,836)
Noncontrolling interest share of Company-Defined FFO	(2,020)	(2,266)	(8,954)	(8,878)	(6,352)	(4,614)	(3,720)

Company-Defined FFO attributable to common shares-basic	21,694	21,483	88,402	90,680	76,686	52,819	59,016
Company-Defined FFO attributable to dilutive OP units	1,715	1,893	7,414	6,689	3,979	2,156	1,865

Company-Defined FFO attributable to common shares-diluted	$23,409	$23,376	$95,816	$97,369	$80,665	$54,975	$60,881

Company-Defined FFO per share-basic and diluted	0.12	0.12	0.49	0.49	0.42	0.30	0.42

Weighted average number of shares outstanding
Basic	178,792	183,270	181,982	183,813	184,215	174,006	140,106

Diluted	192,927	199,419	197,244	197,377	193,773	181,109	144,533

Limitations of FFO and Company-Defined FFO

FFO (both NAREIT-defined and Company-Defined) is presented herein as a supplemental financial measure and has inherent limitations. We do not use FFO or Company-Defined FFO as, nor should they be considered to be, an alternative to net income (loss) computed under GAAP as an indicator of our operating performance, or as an alternative to cash from operating activities computed under GAAP, or as an indicator of our liquidity or our ability to fund our short or long-term cash requirements, including distributions to stockholders. Management uses FFO and Company-Defined FFO as indications of our future operating performance and as a guide to making decisions about future investments. Our FFO and Company-Defined FFO calculations do not present, nor do we intend them to present, a complete picture of our financial condition and operating performance. In addition, other REITs may define FFO and an adjusted FFO metric differently and choose to treat impairment charges, acquisition-related expenses and potentially other accounting line items in a manner different from us due to specific differences in investment strategy or for other reasons; therefore, comparisons with other REITs may not be meaningful.

Our Company-Defined FFO calculation is limited by its exclusion of certain items previously discussed, but we continuously evaluate our investment portfolio and the usefulness of our Company-Defined FFO measure in relation thereto. We believe that net income (loss) computed under GAAP remains the primary measure of performance and that FFO or Company-Defined FFO are only meaningful when they are used in conjunction with net income (loss) computed under GAAP. Further, we believe that our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and operating performance.

Specifically with respect to fees and expenses associated with the acquisition of real property, which are excluded from Company-Defined FFO, such fees and expenses are characterized as operational expenses under GAAP and included in the determination of net income (loss) and income (loss) from operations, both of which are performance measures under GAAP. The purchase of operating properties is a key strategic objective of our business plan focused on generating operating income and cash flow in order to fund our obligations and to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, these acquisition-related costs negatively impact our GAAP operating performance and our GAAP cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, such costs will then be paid from other sources of cash such as additional debt proceeds, operational earnings or cash flow, net proceeds from the sale of properties, or other ancillary cash flows. Among other reasons as previously discussed, the treatment of acquisition-related costs is a reason why Company-Defined FFO is not a complete indicator of our overall financial performance, especially during periods in which properties are being acquired. Note that, pursuant to our valuation procedures, acquisition expenses result in an immediate decrease to our NAV.

FFO and Company-Defined FFO may not be useful performance measures as a result of the various adjustments made to net income for the charges described above to derive such performance measures. Specifically, we intend to operate as a perpetual-life vehicle and, as such, it is likely for our operating results to be negatively affected by certain of these charges in the future, specifically acquisition-related expenses, as it is currently contemplated as part of our business plan to acquire additional investment properties which would result in additional-acquisition related expenses. Any change in our operational structure would cause the non-GAAP measure to be re-evaluated as to the relevance of any adjustments included in the non-GAAP measure. As a result, we caution investors against using FFO or Company-Defined FFO to determine a price to earnings ratio or yield relative to our NAV.

Further, FFO or Company-Defined FFO is not comparable to the performance measure established by the Investment Program Association (the “IPA”), referred to as “modified funds from operations,” or “MFFO,” as MFFO makes further adjustments including certain mark-to-market items and adjustments for the effects of straight-line rent. As such, FFO and Company-Defined FFO may not be comparable to the MFFO of non-listed REITs that disclose MFFO in accordance with the IPA standard. More specifically, Company-Defined FFO has limited comparability to the MFFO and other adjusted FFO metrics of those REITs that do not intend to operate as perpetual-life vehicles as such REITs have a defined acquisition stage, because we do not have a defined acquisition stage, we may continue to acquire real estate and real estate-related investments for an indefinite period of time. Therefore, Company-Defined FFO may not reflect our future operating performance in the same manner that the MFFO or other adjusted FFO metric of a REIT with a defined acquisition stage may reflect its operating performance after the REIT had completed its acquisition stage.

Neither the Commission nor any other regulatory body, nor NAREIT, has adopted a set of standardized adjustments that includes the adjustments that we use to calculate Company-Defined FFO. In the future, the Commission or another regulatory body, or NAREIT, may decide to standardize the allowable adjustments across the non-listed REIT industry at which point we may adjust our calculation and characterization of Company-Defined FFO.

CAPITALIZATION

The following table sets forth our actual capitalization as of March 31, 2013. The information set forth in the following table should be read in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2012, which are included in our Annual Report on Form 10-K for the year ended December 31, 2012 and for the period ended March 31, 2013, which are included in our Quarterly Report on Form 10-Q for the period ended March 31, 2013, each of which are incorporated by reference into the Prospectus. The amounts in the table are in thousands except share data.

As of March 31, 2013
FINANCING:
Mortgage notes and other secured borrowings	$1,192,957
Unsecured borrowings	325,000
Financing obligations	18,143

Total Financing	1,536,100

EQUITY:
Stockholders’ equity:
Preferred stock, $0.01 par value; 200,000,000 shares authorized; none outstanding	—
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 177,344,261 shares issued and outstanding as of March 31, 2013	1,772
Additional paid-in capital	1,605,226
Distributions in excess of earnings	(871,891)
Accumulated other comprehensive income (loss)	(15,597)

Total stockholders’ equity	719,510
Noncontrolling interests	92,389

Total Equity	811,899

TOTAL CAPITALIZATION	$2,347,999

FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES

The table below provides information regarding fees and expenses paid or payable to our Advisor, our Dealer Manager, and their affiliates in connection with their services provided to us. The table includes amounts incurred and payable for the three months ended March 31, 2013 and the year ended December 31, 2012 (amounts in thousands). Please refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information with respect to the year ended December 31, 2012.

	Incurred For the Three Months Ended March 31, 2013	Payable as of March 31, 2013	Incurred For the Year Ended December 31, 2012	Payable as of December 31, 2012
Acquisition fees (1)	$—	$—	$1,534	$—
Asset management and advisory fees (2)	3,684	1,274	17,659	1,260
Development management fee (3)	55	—	133	—
Dealer manager fees (4)	*	—	*	—
Other reimbursements (5) (6)	1,037	93	3,289	86
Asset management fees related to the disposition of real properties	85	—	101	—

Total	$4,861	$1,367	$22,716	$1,346

(1)	Comprise fees earned by the Advisor prior to the effectiveness of the Advisory Agreement on July 12, 2012.
(2)	$7.1 million of the fees earned by the Advisor during the year ended December 31, 2012 were earned after the effectiveness of the Advisory Agreement on July 12, 2012.
(3)	Comprise fees earned by the Advisor after the effectiveness of the Advisory Agreement on July 12, 2012.
(4)	An immaterial amount (less than $500) of dealer manager fees were recorded to deferred selling costs for the year ended December 31, 2012 and to additional paid-in capital during the three months ended March 31, 2013, respectively.
(5)	Includes approximately $721,000 in offering-related expenses comprising approximately $250,000 of costs incurred by our Dealer Manager and approximately $471,000 of costs incurred by our Advisor during the year ended December 31, 2012. We record offering-related expenses to deferred selling costs in our balance sheet as of December 31, 2012.
(6)	Includes $37,500 to reimburse for a portion of the salary and benefits for our former principal executive officer, Guy M. Arnold, and $320,000 to reimburse for a portion of the salary and benefits for our principal financial officer, M. Kirk Scott.

NAV CALCULATION AND CERTAIN HISTORICAL NAV INFORMATION

NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV on a daily basis. The Independent Valuation Firm manages the fundamental element of the valuation process—the valuation of our real property portfolio. Our board of directors, including a majority of our independent directors, approved the Independent Valuation Firm.

The following table sets forth the components of NAV for the Company as of March 31, 2013 and December 31, 2012 (amounts in thousands except per share information). As used below, “Fund Interests” means our Class E shares, Class A shares, Class W shares, and Class I shares, along with the Class E OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	NAV Figures as of March 31, 2013 (1)	NAV Figures as of December 31, 2012 (1)
Real properties	$2,741,707	$2,734,825
Debt related investments	165,469	187,321
Cash and other assets, net of other liabilities	14,636	6,447
Debt obligations	(1,604,181)	(1,620,482)
Outside investor’s interests	(18,657)	(18,740)

Aggregate Fund NAV	$1,298,974	$1,289,371
Total Fund Interests outstanding	191,260	192,303
NAV per Fund Interest	$6.79	$6.70

(1)	When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to accounting principles generally accepted in the United States (“GAAP”) and will not be subject to independent audit. In the determination of our NAV, the value of certain of our assets and liabilities are generally determined based on their carrying amounts under GAAP; however, those principles are generally based upon historic cost and therefore may not be determined in accordance with ASC Topic 820. Readers should refer to our audited financial statements for our net book value determined in accordance with GAAP from which one can derive our net book value per share by dividing our stockholders’ equity by shares of our common stock outstanding as of the date of measurement.

Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, will be provided to us by the Independent Valuation Firm on a daily basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Other examples that will cause our NAV to differ from our GAAP net book value, include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV, and, for purposes of determining our NAV, the assumption of a value of zero in certain instances where the balance of a loan exceeds the value of the underlying real estate properties, where GAAP net book value would reflect a negative equity value for such real estate properties, even if such loans are non-recourse. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from market value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation policies and procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to redeem shares under our share redemption programs and our ability to suspend or terminate our share redemption programs at any time. Our NAV does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Please note that our NAV is not a representation, warranty or guarantee that: (1) we would fully realize our NAV upon a sale of our assets; (2) shares of our common stock would trade at our per share NAV on a national securities exchange; and (3) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The Independent Valuation Firm provided the March 31, 2013 valuation for our real properties in accordance with our valuation procedures and using appraised values. The valuation of $2.74 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation) of $2.69 billion, representing an increase of approximately $49.2 million or 2.0%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type:

	Retail	Office	Industrial	Weighted Average Basis
Exit capitalization rate	6.80%	7.19%	7.34%	7.11%
Discount rate / internal rate of return (“IRR”)	7.27%	7.86%	8.09%	7.74%
Annual market rent growth rate	2.98%	3.39%	2.99%	3.23%
Average holding period	10.3	10.2	10.6	10.3

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual discount rate/IRR and the exit capitalization rate of 0.25% would reduce the value of our real properties by approximately 1.95% and 2.06%, respectively.

The following table sets forth the quarterly changes to the components of NAV for the company and the reconciliation of NAV changes for each class of shares (amounts in thousands, except per share information):

	Total	Class E Common Stock	Class E OP Units	Class A Common Stock	Class W Common Stock	Class I Common Stock
NAV as of December 31, 2012	$1,289,371	$1,194,081	$95,041	$83	$83	$83
Fund level changes to NAV
Realized/unrealized gains (losses) on net assets	14,356	13,302	1,050	1	1	2
Income accrual	22,963	21,276	1,683	1	1	2
Net dividend accrual	(16,882)	(15,641)	(1,237)	(1)	(1)	(2)
Asset Management and advisory fee	(3,682)	(3,412)	(270)	*	*	*
Performance based fee	(1)	(1)	*	*	*	*
Class specific changes to NAV
Dealer Manager fee	—	—	—	*	*	*
Distribution fee	—	—	—	*	—	—

NAV as of March 31, 2013 before share sale/redemption activity	$1,306,125	$1,209,605	$96,267	$84	$84	$85
Share sale/redemption activity
Shares sold	6,300	5,505	—	—	—	795
Shares redeemed	(13,452)	(11,691)	(1,761)	—	—	—

NAV as of March 31, 2013	$1,298,973	$1,203,419	$94,506	$84	$84	$880
Shares outstanding as of December 31, 2012	192,303	178,091	14,176	12	12	12
Shares sold	938	821	—	—	—	117
Shares redeemed	(1,980)	(1,721)	(259)	—	—	—

Shares outstanding as of March 31, 2013	191,261	177,191	13,917	12	12	129
NAV per share as of December 31, 2012		$6.70	$6.70	$6.70	$6.70	$6.70
Change in NAV per share		0.09	0.09	0.09	0.09	0.09

NAV per share as of March 31, 2013		$6.79	$6.79	$6.79	$6.79	$6.79

*	Immaterial amounts less than $500 are included in this figure.

Certain Historical NAV Information

The following table shows our NAV per share at the end of each quarter since we commenced calculating our daily NAV on July 12, 2012.

Date	NAV per Share
	Class E	Class A	Class W	Class I
September 30, 2012	$6.64	$6.64	$6.64	$6.64
December 31, 2012	$6.70	$6.70	$6.70	$6.70
March 31, 2013	$6.79	$6.79	$6.79	$6.79

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from April 1 through May 31, 2013:

Date	NAV per Share
	Class E	Class A	Class W	Class I
April 1, 2013	$6.79	$6.79	$6.79	$6.79
April 2, 2013	$6.79	$6.79	$6.79	$6.79
April 3, 2013	$6.79	$6.79	$6.79	$6.79
April 4, 2013	$6.78	$6.78	$6.78	$6.78
April 5, 2013	$6.78	$6.78	$6.78	$6.78
April 8, 2013	$6.78	$6.78	$6.78	$6.78
April 9, 2013	$6.78	$6.78	$6.78	$6.78
April 10, 2013	$6.78	$6.78	$6.78	$6.78
April 11, 2013	$6.78	$6.78	$6.78	$6.78
April 12, 2013	$6.76	$6.76	$6.76	$6.76
April 15, 2013	$6.76	$6.76	$6.76	$6.76
April 16, 2013	$6.76	$6.76	$6.76	$6.76
April 17, 2013	$6.76	$6.76	$6.76	$6.76
April 18, 2013	$6.76	$6.76	$6.76	$6.76
April 19, 2013	$6.76	$6.76	$6.76	$6.76
April 22, 2013	$6.76	$6.76	$6.76	$6.76
April 23, 2013	$6.77	$6.77	$6.77	$6.77
April 24, 2013	$6.77	$6.77	$6.77	$6.77
April 25, 2013	$6.77	$6.77	$6.77	$6.77
April 26, 2013	$6.77	$6.77	$6.77	$6.77
April 29, 2013	$6.77	$6.77	$6.77	$6.77
April 30, 2013	$6.76	$6.76	$6.76	$6.76
May 1, 2013	$6.77	$6.77	$6.77	$6.77
May 2, 2013	$6.76	$6.76	$6.76	$6.76
May 3, 2013	$6.76	$6.76	$6.76	$6.76
May 6, 2013	$6.75	$6.75	$6.75	$6.75
May 7, 2013	$6.75	$6.75	$6.75	$6.75
May 8, 2013	$6.75	$6.75	$6.75	$6.75
May 9, 2013	$6.75	$6.75	$6.75	$6.75
May 10, 2013	$6.75	$6.75	$6.75	$6.75
May 13, 2013	$6.75	$6.75	$6.75	$6.75
May 14, 2013	$6.75	$6.75	$6.75	$6.75
May 15, 2013	$6.75	$6.75	$6.75	$6.75
May 16, 2013	$6.75	$6.75	$6.75	$6.75
May 17, 2013	$6.75	$6.75	$6.75	$6.75
May 20, 2013	$6.75	$6.75	$6.75	$6.75

Date	NAV per Share
	Class E	Class A	Class W	Class I
May 21, 2013	$6.76	$6.76	$6.76	$6.76
May 22, 2013	$6.76	$6.76	$6.76	$6.76
May 23, 2013	$6.74	$6.74	$6.74	$6.74
May 24, 2013	$6.74	$6.74	$6.74	$6.74
May 28, 2013	$6.74	$6.74	$6.74	$6.74
May 29, 2013	$6.74	$6.74	$6.74	$6.74
May 30, 2013	$6.74	$6.74	$6.74	$6.74
May 31, 2013	$6.74	$6.74	$6.74	$6.74

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the adverse effect on the value of assets and liabilities that results from a change in the applicable market resulting from a variety of factors such as perceived risk, interest rate changes, inflation and overall general economic changes. Accordingly, we manage our market risk by matching projected cash inflows from operating, investing and financing activities with projected cash outflows for debt service, acquisitions, capital expenditures, distributions to stockholders and unit holders, and other cash requirements. Our debt-related investments are our financial instruments that are most significantly and directly impacted by changes in their respective market conditions. In addition, our outstanding borrowings are also directly impacted by changes in market conditions. This impact is largely mitigated by the fact that the majority of our outstanding borrowings have fixed interest rates, which minimize our exposure to the risk that fluctuating interest rates may pose to our operating results and liquidity.

As of March 31, 2013, the outstanding principal balance of variable rate debt investments indexed to LIBOR rates was $68.5 million. If the LIBOR rates relevant to our variable rate debt investments were to decrease 10%, we estimate that our quarterly interest income would decrease by approximately $3,000 based on the LIBOR rates and our outstanding floating-rate debt investments as of March 31, 2013.

As of March 31, 2013, the fair value of our fixed rate debt was $1,214.3 million and the carrying value of our fixed rate debt was $1,156.7 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated as of March 31, 2013. As we expect to hold our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

As of March 31, 2013, we had approximately $446.2 million of variable rate borrowings outstanding indexed to LIBOR rates. If the LIBOR rates relevant to our remaining variable rate borrowings were to increase 10%, we estimate that our quarterly interest expense would increase by approximately $23,000 based on our outstanding floating-rate debt as of March 31, 2013.

We may seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs by selectively utilizing derivative instruments to hedge exposures to changes in interest rates on loans secured by our assets. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy is designed to minimize the impact on our net income (loss) and funds from operations from changes in interest rates, the overall returns on our investments may be reduced. Our board of directors has established policies and procedures regarding our use of derivative instruments for hedging or other purposes.

In addition to the above described risks, we are subject to additional credit risk. Credit risk refers to the ability of each individual borrower under our debt-related investments to make required interest and principal payments on the scheduled due dates. We seek to reduce credit risk by actively monitoring our debt-related investments and the underlying credit quality of our holdings. In the event of a significant rising interest rate environment and/or economic downturn, loan and collateral defaults may continue to increase and result in further credit losses that would continue to, or more severely, adversely affect our liquidity and operating results.

COMERICA BANK TOWER

As described in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in the Prospectus, on March 6, 2012, we became the 100% owner of the titleholder of a 1.5 million square foot office property in the Dallas, Texas market (“Comerica Bank Tower”), as the result of our foreclosure of a non-performing mezzanine loan for which such ownership interest had served as collateral. Comerica Bank Tower was subject to a mortgage note with a principal balance of $179.8 million as of the acquisition date bearing interest at 5.8%, which matures in January 2017. As of March 31, 2013, the unpaid principal balance of this mortgage note was $177.4 million. On September 10, 2012, we were notified that a receiver (the “Receiver”) had been appointed for the Comerica Bank Tower. On May 31, 2013, Comerica Bank Tower was sold by the Receiver pursuant to court order to a purchaser unaffiliated with us. Because of the outstanding principal balance of the mortgage note, we did not receive any proceeds from the sale of Comerica Bank Tower. The sale of Comerica Bank Tower is not expected to have any impact on our net asset value.

CORRECTION TO NET TANGIBLE BOOK VALUE

As of December 31, 2012, our net tangible book value per share (for each of our four classes of common stock) was $2.90, which is net of intangible lease assets and liabilities of $1.22 per share and accumulated depreciation of $2.51 per share. Please note that these figures correct those reported in (i) our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in the Prospectus, and (ii) the preliminary prospectus dated May 21, 2013.

EXPERTS

The statements in included in this Supplement under the caption “NAV Calculation and Certain Historical NAV Information—NAV Calculation,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions, have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.